Exhibit 99.2

Form of Proxy Card

RADVIEW SOFTWARE LTD.

PROXY FOR ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

TO BE HELD DECEMBER 15, 2011

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned acknowledges receipt of the Notice of Annual And Special General Meeting of Shareholders and Proxy Statement of the Company relating to the Meeting.

Certain items require an indication of "Personal Interest" (as defined under the Israeli Companies Law) in the resolution. Unless indicated otherwise, by signing this Proxy, the undersigned hereby explicitly certifies that it has no "Personal Interest" in the applicable item.

For information regarding the definition of "Personal Interest", see the "Vote Required" section in Proposal 2 of the Proxy Statement

(Continued and to be signed on the reverse side.)

ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS OF

RADVIEW SOFTWARE LTD.

December 15, 2011

Please sign, date and mail
your proxy card in the
envelope provided as soon
as possible.

i Please detach along perforated line and mail in the envelope provided. i

20432333330230232300 9	121511

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” ALL PROPOSALS.
PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒
					FOR	AGAINST	ABSTAIN
1.	Proposal to elect the following persons to the Company’s Board of Directors, each to serve until the close of the next Annual Meeting.		2.	Proposal to re-elect Mr. Amir Livne to the Company’s Board of Directors, to serve as an External Director under the Israeli Companies Law.	☐	☐	☐
					YES	NO
		NOMINEES:	DO YOU HAVE A PERSONAL INTEREST IN THE ABOVE PROPOSAL TWO		☐	☐
☐ ☐ ☐	FOR ALL NOMINEES WITHHOLD AUTHORITY FOR ALL NOMINEES FOR ALL EXCEPT (See instructions below)	m Jaron Lotan m Yochai Hacohen m Eli Blatt m Amira Paz			FOR	AGAINST	ABSTAIN
			3.	Proposal to ratify and approve compensation to the Company’s Directors, excluding the external directors, as described in the Proxy Statement.	☐	☐	☐

			4.	Proposal to approve amendments to the Company’s Articles of Association, as described in the Proxy Statement.	☐	☐	☐

			5.	Proposal to approve a form of amended indemnification letter in favor of the directors and officers of the Company.	☐	☐	☐

			6.	Proposal to ratify liability insurance covering the directors and officers of the Company.	☐	☐	☐

			7.	Proposal to ratify and approve an extension to the previously approved discretionary convertible credit facility arrangement between Fortissimo and the Company, as described in the Proxy Statement.	☐	☐	☐
INSTRUCTIONS: To withhold authority to vote for any individual nominee(s), mark “FOR ALL EXCEPT” and fill in the circle next to each nominee you wish to withhold, as shown here: ●					YES	NO
			DO YOU HAVE A PERSONAL INTEREST IN THE ABOVE PROPOSAL SEVEN		☐	☐
					FOR	AGAINST	ABSTAIN
			8.	Proposal to ratify and approve an amendment to the Convertible Loan Agreement by and among Fortissimo and its co-lenders, and the Company, as described in the Proxy Statement.	☐	☐	☐
					YES	NO
			DO YOU HAVE A PERSONAL INTEREST IN THE ABOVE PROPOSAL EIGHT		☐	☐
					FOR	AGAINST	ABSTAIN
			9.	Proposal to approve the Management Services Agreement by and among Fortissimo and the Company, as described in the Proxy Statement.	☐	☐	☐
					YES	NO
To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method.
		☐	DO YOU HAVE A PERSONAL INTEREST IN THE ABOVE PROPOSAL NINE		☐	☐
					FOR	AGAINST	ABSTAIN
			10.	Proposal to ratify and approve the selection of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as the Company’s independent auditors.	☐	☐	☐

Signature of Shareholder	Date:	Signature of Shareholder	Date:

Note:
Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attomey, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.